EXHIBIT 99.1

MAGNA LOGO                                    Magna International Inc.
                                              337 Magna Drive
                           .                  Aurora, Ontario L4G 7K1
                                              Tel (905) 726-2462
                                              Fax (905) 726-7164

                        PRESS RELEASE

           MR. MARK HOGAN JOINS MAGNA AS PRESIDENT


August 20, 2004, Aurora, Ontario, Canada....Magna International Inc.
TSX: MG.A, MG.B; NYSE: MGA) today announced that Mr.
Mark Hogan has joined Magna as President. He will work closely with the two Executive Vice-Chairmen of Magna, Mr. Manfred Gingl and Mr. Siegfried Wolf, from offices in Detroit, Michigan. Mr. Hogan has spent over 30 years with General Motors, most recently as General Motors' Group Vice-President for Advanced Vehicle Development. His career included assignments as President, GM do Brazil, President of e-GM and as general manager for the GM North American Car Group, Small Car Operations. At Magna, Mr. Hogan will draw on his extensive global experience with General Motors' operations and his advanced vehicle development expertise.

Frank Stronach, Magna's Chairman and Interim President and Chief
Executive Officer stated: "Mark will be an extremely valuable addition to our senior management team where his broad experience in various areas at General Motors, the world's largest OEM, will assist us in our efforts to explore new markets and opportunities."

"I have had a wonderful and rewarding career at General Motors," commented Mr. Hogan. "In my new position at Magna, I intend to advance Magna's unique role as the world's most diversified Tier One supplier of automotive systems."

For further information, please contact Vincent J. Galifi or Louis Tonelli at (905) 726-7100.


Magna, the most diversified automotive supplier in the world, designs, develops and manufactures automotive systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks in North America, Europe, Mexico, South America and Asia. Our products include: automotive interior and closure components, systems and modules through Intier Automotive Inc.; metal body systems, components, assemblies and modules through Cosma International; exterior and interior mirror and engineered glass systems through Magna Donnelly; fascias, front and rear end modules, plastic body panels, exterior trim components and systems, greenhouse and sealing systems, roof modules and lighting components through Decoma International Inc.; various engine, transmission and fueling systems and components through Tesma International Inc.; a variety of drivetrain components through Magna Drivetrain; and complete vehicle engineering and assembly through Magna Steyr.

Magna has approximately 77,000 employees in 215 manufacturing
Operations and 48 product development and engineering centres in 22 countries.

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    For further information about Magna, please see our website at
    www.magna.com. Copies of financial data and other publicly filed documents are available through the internet on the Canadian
    Securities Administrators' System for Electronic Document
    Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com.
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